UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission file number: 001-15787
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
New England Life Insurance Company 401(k) Savings Plan and Trust
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

NEW ENGLAND LIFE INSURANCE COMPANY 401(k)
SAVINGS PLAN AND TRUST

NOTE:	Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of the
New England Life Insurance Company 401(k) Savings Plan and Trust
We have audited the accompanying statement of net assets available for benefits of New England Life Insurance Company 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Form 5500 Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of the Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Certified Public Accountants
Tampa, Florida
June 19, 2009

NEW ENGLAND LIFE INSURANCE COMPANY 401(k)
SAVINGS PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008

2008
Assets:
Participant directed investments — at estimated fair value (see Note 3)	$4,719,669

Adjustment from estimated fair value to contract value for fully benefit-responsive investment contract	17,999

Net assets available for benefits	$4,737,668

See accompanying notes to financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY 401(k)
SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

2008
Additions to net assets attributed to:
Contributions:
Participant contributions	$2,988,666
Employer contributions	2,172,833
Rollover contributions	848,663

Total contributions	6,010,162

Investment income	120,663

Total additions	6,130,825

Deductions from net assets attributed to:
Net depreciation in estimated fair value of investments (see Note 4)	1,336,131
Benefit payments to participants	56,719
Other expenses	307

Total deductions	1,393,157

Net increase in net assets	4,737,668

Net assets available for benefits:

Beginning of year	—

End of year	$4,737,668

See accompanying notes to financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY 401(k)
SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
     The following description of the New England Life Insurance Company 401(k) Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan.
     General Information
     The Plan, a defined contribution plan, became effective on January 1, 2008 and, as subsequently amended, is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The administrator of the Plan (the “Plan Administrator”) is New England Life Insurance Company (the “Company”), which has delegated that duty to an officer of an affiliate, Metropolitan Life Insurance Company (“MetLife”). Recordkeeping services are performed for the Plan by an independent third party.
     The Plan consists of three categories of investment options – Target Retirement Funds, Individual Core Investment Funds and a Self-Directed Brokerage Account (“SDB”). The Target Retirement Funds, the Individual Core Investment Funds (with the exception of the MetLife Company Stock Fund), and the SDB are held in trust by Orchard Trust Company, LLC, as trustee. Following are the fund choices within the Target Retirement Funds and Individual Core Investment Funds categories:

Target Retirement Funds	Individual Core Investment Funds
Target Retirement Income Fund	NEF Stable Value Fund
Target Retirement 2010 Fund	Vanguard Total Bond Market Index – Inst Fund
Target Retirement 2015 Fund	Goldman Sachs Large Cap Value Fund
Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Target Retirement 2030 Fund	CGM Capital Growth Account
Target Retirement 2035 Fund	Vanguard Mid Capitalization Index Ins Fund
Target Retirement 2040 Fund	Vanguard Small Cap Index Fund
Target Retirement 2045 Fund	Loomis Sayles Small Cap Growth Instl Fund
Target Retirement 2050 Fund	Artio International Equity II-I Fund
MetLife Company Stock Fund

     The Target Retirement Funds and the Individual Core Investment Funds together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a SDB. The SDB works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families.
     Upon notification by the Plan Administrator, a participant may make an affirmative election whether to contribute before-tax 401(k) savings contributions to the Plan. If a participant does not make an affirmative election within the 30-day period identified on his or her eligibility notification, the participant will be automatically enrolled to make before-tax 401(k) contributions equal to 3% of his or her eligible compensation and the participant’s account will be automatically invested in the Target Retirement Fund corresponding to the year of his or her birth. If a participant is automatically enrolled in the Plan and makes an investment fund election or if a participant affirmatively elects to make contributions to the Plan and makes an investment fund election, he or she may elect to invest his or her contributions in any one or more of the Core Funds, including a fund holding primarily shares of common stock of MetLife, Inc., known as the MetLife Company Stock Fund. The MetLife Company Stock Fund is held in the New England Life Insurance Company Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon, as trustee.
     Effective August 1, 2008, a frozen fund (the “RGA Frozen Fund”) was established to primarily hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund (a “frozen” fund is one into which participants may neither direct contributions nor transfer balances from other funds.) On November 25, 2008, RGA reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in the New England Master Trust (see Note 5).
     Participation
     The following classifications of employees of the Company are eligible to participate in the Plan on the employee’s date of hire and may immediately make contributions into the Plan: an agency administrative employee, a managing associate, a brokerage manager, specialist or developmental managing partner, with the exception of certain groups of individuals performing services for the Company (e.g., individuals classified by the Company as leased employees and independent contractors, as well as any individual who is hired by the Company on or after June 1, 2008 and is classified as a cooperative student or an intern). Generally, each participant is eligible for matching contributions as of the first payroll period in which the participant elects or is deemed to have elected to make before-tax 401(k) savings contributions to the Plan.
     Participant Accounts
     The recordkeeper maintains individual account balances for each employee of the Company who participates, including those who are deemed to have elected to participate, in the Plan (each such employee, a “participant”). Each participant’s account is credited with contributions, as discussed below, charged with withdrawals and allocated investment earnings and losses, as provided by the Plan document. A participant is entitled to the benefits that generally are equal to the participant’s vested account balance determined in accordance with the Plan document and as described below.
     Contributions
     Contributions consist of that portion of a participant’s before-tax 401(k) savings contributions which are matched by the Company (such Company matching contributions, “matching contributions”), and that portion of a participant’s before-tax 401(k) savings contributions which are not matched by the Company. Under the Plan, neither Roth 401(k) contributions, nor after-tax employee contributions, are permitted. Contributions of the participants and matching contributions are credited to the Core Funds in the manner elected by the participants and as provided by the Plan. Pursuant to the terms of the Plan, matching contributions may be reduced to reflect forfeiture of non-vested matching contributions.
     All participants may contribute from 1% up to 60% of their eligible compensation (as defined in the Plan) subject to certain United States Internal Revenue Code (“IRC”) and Plan-imposed limitations. Participants who were age 50 or older during the plan year were permitted to make additional catch-up contributions in excess of the regular IRC and Plan-imposed limitations (up to $5,000 for the year ended December 31, 2008). The Company makes a matching contribution equal to 100% of the participant’s before-tax 401(k) savings contributions not in excess of 5% of such participant’s eligible compensation. Subject to the approval of the Plan Administrator, participants may also rollover into the Plan amounts representing distributions from (i) traditional individual retirement accounts (“IRAs”) (if the participant did not make nondeductible contributions), (ii) qualified defined benefit plans, (iii) qualified defined contribution plans, (iv) 403(b) plans, or (v) governmental 457(b) plans. A “rollover” occurs when a participant transfers funds distributed from an eligible source, such as another qualified plan or certain other plans, into the Plan.
     For participants who are automatically enrolled in the Plan to contribute 3% of their eligible compensation, beginning in January of their first full year of participation in the Plan, their contribution rate will be increased by an additional 1% per year until their contribution rate reaches 6%.
     Withdrawals and Distributions
     A participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a participant’s or beneficiary’s request in connection with his or her retirement, death, or other termination of employment from the Company or a member of the Company’s control group (as defined in the IRC), or receipt of disability benefits for more than 24 months.

     Vesting
     Participant contributions vest immediately. Matching contributions become fully vested upon the participant’s completion of two years of service, as well as upon the occurrence of the events triggering acceleration of vesting described below. A participant becomes fully vested when the participant: (i) attains age 65, (ii) dies, (iii) has been receiving disability benefits for more than 24 months after the date of his or her initial disability payment, or (iv) upon complete discontinuance of matching contributions under the Plan or the complete or partial termination of the Plan. For purposes of (ii) of the preceding sentence, a participant who dies during a military absence while performing qualified military service (as defined in the IRC) is fully vested at death.
     Forfeited Accounts
     A participant forfeits non-vested employer matching contributions upon the earlier of (i) the date the participant receives a distribution of the vested portion of his or her account balance, or (ii) the occurrence of five consecutive one-year periods of severance (a “period of severance” is a twelve-month period during which the participant has not been credited with a single hour of service). If a participant who has forfeited non-vested employer matching contributions (in accordance with (i) of the preceding sentence) is rehired by a company in the Company’s control group (as defined in the IRC), such participant has the right to have the forfeited portion of matching contributions restored to his or her account, if such participant repays to the Plan any before-tax 401(k) savings contributions previously distributed prior to the earlier of (i) five years after the date such participant is rehired, or (ii) the close of a period of severance equal to at least five consecutive years commencing after such participant received a distribution of his or her vested matching contributions. Matching contribution forfeitures are held in the NEF Stable Value Fund and are used to reduce future matching contributions and to pay certain Plan administrative expenses. The Plan’s non-vested matching contribution forfeitures totaled $5,492 at December 31, 2008.
     Loans
     A participant may borrow from his or her account up to a maximum of $50,000 (reduced by the highest outstanding balance of loans during the one-year period ending the day before the date a loan is to be made) or 50% of the participant’s account balance (reduced by outstanding loans on the date of the loan), whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan Administrator. The principal of and interest on the loans are paid ratably through monthly deductions from the bank account specified by the participant. Loan repayments are made to the Core Funds in accordance with the participant’s contribution investment allocation at the time of repayment. The loan balance outstanding as of December 31, 2008 was $80,207.

     Plan Amendments
     For the year ended December 31, 2008, the following material Plan amendments were adopted and became effective:
     Effective with respect to tender or exchange offers of MetLife, Inc. common stock made on or after September 1, 2008, the Plan Administrator has the discretion to decline any instruction if the instruction would result in the participant’s account holding shares of stock of any corporation not a member of the Company’s control group (as defined in the IRC) and/or which would require the Plan Administrator to maintain a separate fund intended to be invested primarily in the stock of the offeror. However, if as a result of the tender or exchange offer, the offeror becomes or is expected to become a member of the Company’s control group, the Plan Administrator may not decline such instruction.
     Effective August 1, 2008, the RGA Frozen Fund was added to the Plan. See “-General Information.”
     Any individual who is hired by the Company on or after June 1, 2008, as a cooperative student or an intern shall not become an eligible employee.
2. Summary of Significant Accounting Policies
     The following are the significant accounting policies followed by the Plan:
     Basis of Accounting
     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
     Use of Estimates
     The preparation of financial statements in conformity with GAAP requires the Plan Administrator to adopt accounting policies and make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
     Risks and Uncertainties
     The Plan utilizes various investment vehicles, including mutual funds and investment contracts with insurance companies. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Conditions in the equity and credit markets resulted in unprecedented market dislocations and volatility during the year ended December 31, 2008.

While these conditions did result in a substantial decrease in the estimated fair value of the Plan’s investments, there was no direct impact on the Plan’s ability to effect transactions at prices then currently available or amounts otherwise contractually required. Further volatility in the equity and credit markets could materially affect the value of the Plan’s investments reported in the financial statements.
     Investment Valuation and Income Recognition
     The Plan’s investments are stated at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive investment in the general account of MetLife (see Note 7) is stated at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statement of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.
     The Plan follows the provisions of Statement of Financial Accounting Standards 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Plan has categorized its investments into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique (see Note 6). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset’s (or liability’s) classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
     The estimated fair value of the Core Funds (excluding the CGM Capital Growth Account and the MetLife Company Stock Fund), which represents investments in publicly available mutual funds is determined using the net asset value published by the respective fund managers on the applicable reporting date.
     The estimated fair value of the CGM Capital Growth Account, a pooled separate account offered under a group annuity contract with MetLife, is determined by reference to the underlying assets of the separate account. The underlying assets of the separate account are principally comprised of shares of a publicly available mutual fund managed by The CGM Funds. The underlying assets of the separate account reflect accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the separate account is expressed in the form of a unit value. Unit values are calculated and provided daily by the Company and represent the price at which participant-directed contributions and transfers are effected.
     The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each participant’s respective account. Such estimated fair value is based on the net asset value published by the respective fund managers on the applicable reporting date.
     The NEF Stable Value Fund represents the Plan’s fully benefit-responsive investment in the general account of MetLife (see Note 7). Estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.
     The estimated fair value of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. At December 31, 2008, the Plan’s interest in the net assets of the New England Master Trust was approximately 12%. The underlying assets of the New England Master Trust at December 31, 2008 were principally comprised of the MetLife Company Stock Fund and the RGA Frozen Fund, each of which is a proprietary fund managed by the Company and is described more fully in the General Information section of Note 1. The estimated fair value of the MetLife Company Stock Fund and the RGA Frozen Fund was determined by reference to the common stock of MetLife, Inc. and RGA, respectively, each of which is traded on the New York Stock Exchange.
     Loans to participants are carried at the outstanding loan balance, which approximates estimated fair value.
     Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
     Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses for investments are reflected as a reduction of return on such investments.
     Interest, dividends, and administrative expenses relating to the New England Master Trust are allocated to each participating defined contribution plan based upon average daily balances invested by each plan.
     Payment of Benefits
     Benefit payments to participants are recorded upon distribution.
     Excess Contributions Payable
     The Plan is required to return contributions received during the plan year in excess of IRC limits applicable to such contributions. An immaterial amount of such excess contributions was required to be returned to participants for the year ended December 31, 2008.

     Other Expenses
     Except for a limited amount of fees related to participant transactions, expenses of the Plan are paid by the Company. Investment management fees are paid out of the assets of the Core Funds and are deducted from investment income on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses for investments in such mutual funds are reflected as a reduction of return on such investments.

3. Investments
     The Plan’s investments were as follows at December 31, 2008:

	December 31,
	2008
Target Retirement Funds:
Vanguard Target Retirement 2025 Fund	$510,171	*
Vanguard Target Retirement 2035 Fund	498,458	*
Vanguard Target Retirement 2030 Fund	424,341	*
Vanguard Target Retirement 2015 Fund	321,419	*
Vanguard Target Retirement 2020 Fund	303,559	*
Vanguard Target Retirement 2040 Fund	257,271	*
Vanguard Target Retirement 2045 Fund	241,195	*
Vanguard Target Retirement 2010 Fund	188,317
Vanguard Target Retirement 2050 Fund	150,861
Vanguard Target Retirement Income Fund	43,789

Total Target Retirement Funds	2,939,381

Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
NEF Stable Value Fund	325,743	*
Artio International Equity II -I Fund	286,360	*
CGM Capital Growth Account	245,954	*
T. Rowe Price Blue Chip Growth Fund	158,007
Loomis Sayles Small Cap Growth Instl Fund	106,466
Goldman Sachs Large Cap Value Fund	103,794
Vanguard Mid Capitalization Index Ins Fund	99,857
Vanguard Small Cap Index Fund	75,373
Vanguard Total Bond Market Index — Inst Fund	51,532
Vanguard Institutional Index Fund	38,199

Total Individual Core Investment Funds	1,491,285

Plan’s interest in the New England Master Trust (see Note 5)	201,909
SDB	6,887
Participant Loans	80,207

Total Investments	$4,719,669

*	Represents 5% or more of the net assets available for benefits.

4. Net Depreciation in Estimated Fair Value of Investments
     The Plan’s net depreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2008:

December 31,
2008
Target Retirement Funds	$(845,375)
Individual Core Investment Funds (excluding the MetLife Company Stock Fund)	(432,054)
Plan’s interest in the New England Master Trust (see Note 5)	(47,598)
SDB	(11,104)

Net depreciation in estimated fair value of investments	$(1,336,131)

5. Interest in Master Trust
     The New England Master Trust was established to hold certain investments of several Company-sponsored defined contribution plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. At December 31, 2008, the Plan’s interest in the net assets of the New England Master Trust was approximately 12%.
     The New England Master Trust’s investments were as follows at December 31, 2008:

December 31,
2008
Investments:
MetLife Company Stock Fund	$1,651,209
RGA Frozen Fund	16,228

Total Investments	1,667,437

Receivable for securities sold	7,826
Interest receivable	13
Cash payable	(3,946)
Payable for securities purchased	(3,385)

Total net assets available in New England Master Trust	$1,667,945

Plan’s interest in the New England Master Trust	$201,909

     The New England Master Trust’s net depreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2008:

Year Ended
December 31,
2008
Net depreciation in fair value of investments:
MetLife Company Stock Fund	$(249,862)
RGA Frozen Fund	(1,482)

Net depreciation in estimated fair value of investments	$(251,344)

Plan’s share of net depreciation in estimated fair value of investments	$(47,598)

6. Fair Value Measurements
     Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth below:

		Assets Held Outside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2008
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Vanguard Target Retirement 2010 Fund	$188,317	$188,317	$—	$—
Vanguard Target Retirement 2015 Fund	321,419	321,419	—	—
Vanguard Target Retirement 2020 Fund	303,559	303,559	—	—
Vanguard Target Retirement 2025 Fund	510,171	510,171	—	—
Vanguard Target Retirement 2030 Fund	424,341	424,341	—	—
Vanguard Target Retirement 2035 Fund	498,458	498,458	—	—
Vanguard Target Retirement 2040 Fund	257,271	257,271	—	—
Vanguard Target Retirement 2045 Fund	241,195	241,195	—	—
Vanguard Target Retirement 2050 Fund	150,861	150,861	—	—
Vanguard Target Retirement Income Fund	43,789	43,789	—	—
NEF Stable Value Fund	325,743	—	325,743	—
Artio International Equity II -I Fund	286,360	286,360	—	—
CGM Capital Growth Account	245,954	—	245,954	—
T. Rowe Price Blue Chip Growth Fund	158,007	158,007	—	—
Loomis Sayles Small Cap Growth Instl Fund	106,466	106,466	—	—
Goldman Sachs Large Cap Value Fund	103,794	103,794	—	—
Vanguard Mid Capitalization Index Ins Fund	99,857	99,857	—	—
Vanguard Small Cap Index Fund	75,373	75,373	—	—
Vanguard Total Bond Market Index — Inst Fund	51,532	51,532	—	—
Vanguard Institutional Index Fund	38,199	38,199	—	—
SDB	6,887	—	6,887	—
Participant Loans	80,207	—	80,207	—

Total Assets, excluding the Plan’s Interest in the New England Master Trust*	$4,517,760	$3,858,969	$658,791	$—

*	Excludes the MetLife Company Stock Fund and the RGA Frozen Fund

		Assets Held Inside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2008
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

MetLife Company Stock Fund	$1,651,209	$—	$1,651,209	$—
RGA Frozen Fund	16,228	—	16,228	—

Total Assets Held Inside the New England Master Trust	$1,667,437	$—	$1,667,437	$—

7. Fully Benefit-Responsive Investment with MetLife
     The NEF Stable Value Fund represents a fully benefit-responsive investment in the general account of MetLife through which participants may direct contributions made on their behalf into the general account of MetLife. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statement of net assets available for benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. The crediting interest rate for participants and average yield for the NEF Stable Value Fund were 6.75% for the year ended December 31, 2008. There are no reserves against the reported contract value for credit risk of MetLife or otherwise.
     The Plan’s investment in the NEF Stable Value Fund had a contract value of $343,742 at December 31, 2008. The estimated fair market value of these investments was $325,743 at December 31, 2008. The estimated fair value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.
     While the Plan may elect to do so at any time, it does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contract that constitutes this fully benefit-responsive investment.

8. Related-Party Transactions
     The Plan invests in the NEF Stable Value Fund, which is a fully benefit-responsive investment in the general account of MetLife. The estimated fair value of these investments was $325,743 at December 31, 2008. Total investment income was $8,115 for the year ended December 31, 2008.
     At December 31, 2008, the New England Master Trust held approximately 47,300 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund invested through the New England Master Trust with a cost basis of approximately $1,900,000 of which approximately 12% was allocable to the Plan. During the year ended December 31, 2008, the New England Master Trust recorded dividend income on MetLife, Inc. common stock of approximately $25,000, of which approximately 12% was allocable to the Plan.
     The CGM Capital Growth Account is a pooled separate account managed by MetLife. The balance of these investments was $245,954 at December 31, 2008. Total net depreciation, including realized and unrealized gains and losses, for these investments was ($103,560) for the year ended December 31, 2008. As discussed in Note 2, management fees and operating expenses charged to the Plan for the CGM Capital Growth Account by MetLife are deducted from income earned on a daily basis and reflected as a reduction in the reported investment returns. Based on a weighted-average rate of 0.88% charged for the fund, such management and operating expenses included as a reduction of earned income totaled approximately $1,720 for the year ended December 31, 2008. Since the Company is the sponsor of the Plan, these transactions with MetLife qualify as permitted party-in-interest transactions specifically covered in the exemptions from prohibited party-in-interest transactions under ERISA.
9. Termination of the Plan
     While the Company intends that the Plan be permanent, it has the right to amend or discontinue it. In the event of such termination, each participant would be fully vested in matching contributions made to the Plan, and generally has a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.
10. Federal Income Tax Status
     An application was submitted to the Internal Revenue Service (“IRS”) for a determination that the Plan is designed in accordance with the applicable requirements of the IRC. On February 9, 2009, the IRS issued a favorable determination letter approving the Plan’s qualification. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is designed and being operated in material compliance with the applicable requirements of the IRC and the Plan document, and continues to be tax-exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2008.

11. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500, Schedule H, Part I, Asset and Liability Statement, as of December 31, 2008:

2008
Net assets available for benefits per the financial statements	$4,737,668

Adjustment from contract value to estimated fair value for fully benefit-responsive contracts	(17,999)

Net assets per Form 5500, Schedule H, Part I, Line l	$4,719,669

     The following is a reconciliation of the increase in net assets per the financial statements to net income per Form 5500, Schedule H, Part II, as of December 31, 2008:

2008
Net increase in net assets per the financial statements	$4,737,668

Adjustment from contract value to estimated fair value for fully benefit-responsive contracts	(17,999)

Net Income per Form 5500, Schedule H, Part II, line k	$4,719,669

12. Subsequent Event
     Effective January 1, 2009, the Plan was amended to provided that when a participant terminates employment with eligibility under the New England Life Insurance Company Severance Plan, the participant becomes fully vested in matching contributions under the Plan.
******

NEW ENGLAND LIFE INSURANCE COMPANY 401(k)
SAVINGS PLAN AND TRUST
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
As of December 31, 2008

(a)	(b)	Identity of Issuer, Borrower, (c) Description of Investment, Including		(d) Cost***	(e) Current
		Lessor, or Similar Party	Maturity Date, Rate of Interest, Collateral,		Value
			Par, or Maturity Value

			Target Retirement Funds:
			Vanguard Target Retirement 2025 Fund	***	$510,171
			Vanguard Target Retirement 2035 Fund	***	498,458
			Vanguard Target Retirement 2030 Fund	***	424,341
			Vanguard Target Retirement 2015 Fund	***	321,419
			Vanguard Target Retirement 2020 Fund	***	303,559
			Vanguard Target Retirement 2040 Fund	***	257,271
			Vanguard Target Retirement 2045 Fund	***	241,195
			Vanguard Target Retirement 2010 Fund	***	188,317
			Vanguard Target Retirement 2050 Fund	***	150,861
			Vanguard Target Retirement Income Fund	***	43,789

			Total Target Retirement Funds		2,939,381

			Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
*		Metropolitan Life Insurance Company	NEF Stable Value Fund **	***	325,743
			Artio International Equity II -I Fund	***	286,360
			T. Rowe Price Blue Chip Growth Fund	***	158,007
			Loomis Sayles Small Cap Growth Instl Fund	***	106,466
			Goldman Sachs Large Cap Value Fund	***	103,794
			Vanguard Mid Capitalization Index Ins Fund	***	99,857
			Vanguard Small Cap Index Fund	***	75,373
			Vanguard Total Bond Market Index — Inst Fund	***	51,532
			Vanguard Institutional Index Fund	***	38,199
			CGM Capital Growth Account	***	245,954

			Total Individual Core Investment Funds		1,491,285

*		New England Life Insurance Company	Plan interest in the New England Master Trust		201,909

*		Various Participants	Participant loans-various principal amounts maturing through 8/13/2018, interest rates ranging from 5.0% to 6.25%	***	80,207

			SDB	***	6,887

			Participant-directed investments **		$4,719,669

*	Permitted party-in-interest.

**	At estimated fair value.

***	Cost has been omitted with respect to participant-directed investments.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New England Life Insurance Company 401(k) Savings Plan and Trust

By:	/s/ Margery Brittain
Name:	Margery Brittain
Title:	Plan Administrator
Date: June 26, 2009

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT NAME

23.1	Consent of Independent Registered Public Accounting Firm